UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number 1-11607
DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279
(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 17, 2010
To the Participants, Benefit Plan Administration Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 17 of the International Brotherhood of Electrical Workers
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(Thousands)	2009	2008
ASSETS
Investment in DTE Energy Master Plan Trust (Note 5)	$64,964	$51,344

Loans due from Participants	1,776	1,703

NET ASSETS AVAILABLE FOR BENEFITS	$66,740	$53,047

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation in fair value of investments in the DTE Energy Master Plan Trust	$11,668
Dividends and interest	834
Interest on loans to Participants	118

12,620

Contributions:
Employer	1,339
Participants	3,663

5,002

Total Additions	17,622

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions and withdrawals	(3,164)
Administrative fees	(30)
Transfers of assets between sponsored plans (net)	(735)

Total Deductions	(3,929)

NET INCREASE	13,693

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	53,047

End of year	$66,740

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION
The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of Detroit Edison Company (Company), and DTE Energy Corporate Services, LLC represented by Local 17 of the International Brotherhood of Electrical Workers are eligible to participate in the Plan as soon as administratively practicable upon hire (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
DTE Energy Corporate Services, LLC, as the Plan sponsor, has delegated responsibility for the investment aspects of the Plan to the Investment Committee and for the administration of the Plan to the Benefit Plan Administration Committee (BPAC).
Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.
Contributions
A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100 percent of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amount elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover, beginning May 1, 2008 (Direct Rollover Contributions).
Effective May 1, 2008, Participants are able to make Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions. These contributions must be aggregated with a Participant’s Tax Deferred Contributions and Catch-Up Contributions, respectively, when applying the IRC limit on the amount of pre-tax and Catch-Up contributions that are permitted for a year.
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year, which is a calendar year, will automatically be deemed to be Employee Contributions. If a Participant’s total annual additions (Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant’s contributions will be stopped or refunded, as applicable.
After a Participant completes six months of service, the Company contributes 75 percent for the first 4 percent of Employee Contributions and Tax Deferred Contributions and 50 percent of Employee Contributions and Tax Deferred Contributions for the next 4 percent. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation. Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.

While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company’s consolidated federal income tax return for such year. Employee contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.
Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, including eligible rollover contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Vesting
Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times. A Participant vests in all Company Contributions according to the following schedule:

Percent Vested
Years of Service	Effective 12/1/05
1	0%
2	20%
3	40%
4	60%
5	80%* or 100%**
6	100%

*	80% for Participants who hire on or after December 1, 2005.

**	100% for Participants who hired before December 1, 2005.
In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, or (c) death.
Investment Options
Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds.
The Company Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions from the stock fund to one or more investments at any time.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. The Citizens Gas Plan does not include ESOP provisions; therefore these participants are exempt from these provisions. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out on a quarterly basis, at the participants election.
The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed in Note 6.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Transfers
Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.
Administrative and Brokerage Fees
Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administering the Plan.
Forfeited Accounts
At December 31, 2009 and 2008, forfeited accounts totaled $20,000 and $2,000, respectively. During 2009, approximately $4,000 of forfeited nonvested accounts were used to reduce Company Contributions.
Distributions, Withdrawals and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses for the Participant’s deceased parent, spouse, child or dependents, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.
Participants may borrow funds from their accounts attributable to Employee Contributions, Tax Deferred Contributions, Catch-up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which can be a principal residence loan. Prior to 2006, a Participant could have up to five loans outstanding at one time. A Participant who had more than two loans outstanding as of January 1, 2006 will not be eligible to establish a new loan until the number of outstanding loans is reduced to less than two.
Participants may borrow from their fund accounts subject to certain terms and conditions, for a period of five years for a general purpose loan, and 25 years for principal residence loans, and beginning in 2006, at a fixed rate equal to the prime rate of interest plus 1 percent, updated monthly, at a minimum of $1,000 up to the lesser of:
•	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and thereupon paid in cash to the Participant by the Trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.
Plan Amendments and Restatements
The Plan was restated and amended effective January 1, 2010.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair market value. Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including short-term investments, index funds, equity funds, fixed income funds, lifecycle funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
NOTE 3 — FAIR VALUE
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:
•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•	Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•	Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.
As of December 31, 2009 and 2008, $1,776,000 and $1,703,000 of Loans Due from Participants specific to the Plan are classified as Level 3 investments. See Note 5 for a reconciliation of Master Trust investments measured at fair value.
The following table presents the reconciliation of Level 3 investments:

(Thousands)
Investment balance as of January 1, 2009	$1,703
Purchases, sales, and issuances, net	73

Investment balance as of December 31, 2009	$1,776

NOTE 4 — FEDERAL INCOME TAX STATUS
On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2009 and 2008.
On February 1, 2010 the Plan requested a new determination letter from the IRS.
NOTE 5 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the MichCon Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 5 percent at December 31, 2009 and 2008, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.
A summary of the Master Trust assets as of December 31, 2009 and 2008 is as follows:

(Thousands)	2009	2008
Investments, at fair value
Short-term investments	$158,618	$169,348
Index funds	224,394	146,775
Equity funds	477,341	367,758
Fixed income funds	82,910	65,048
Lifecycle funds	113,734	82,461
Company common stock	300,034	236,233
Other	6,715	2,755

Assets held in Master Trust	$1,363,746	$1,070,378

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2009:

(Thousands)
Interest, dividend and other income on investments	$17,067
Net appreciation in index funds	35,051
Net appreciation in equity funds	123,206
Net appreciation in fixed income funds	9,606
Net appreciation in lifecycle funds	27,477
Net appreciation in company common stock	58,314
Net appreciation in other	310

Total investment gain	$271,031

The following table presents investments of the Master Trust measured at fair value as of December 31, 2009:

(Thousands)	Level 1	Level 2	Total
Short-term investments	$158,618	$—	$158,618
Index funds	73,152	151,242	224,394
Equity funds	444,441	32,900	477,341
Fixed income funds	17,749	65,161	82,910
Lifecycle funds	—	113,734	113,734
Company common stock	300,034	—	300,034
Other	6,715	—	6,715

Total Investments at fair value	$1,000,709	$363,037	$1,363,746

The following table presents investments of the Master Trust measured at fair value as of December 31, 2008:

(Thousands)	Level 1	Level 2	Total
Short-term investments	$169,348	$—	$169,348
Index funds	47,009	99,766	146,775
Equity funds	363,651	4,107	367,758
Fixed income funds	—	65,048	65,048
Lifestyle funds	82,461	—	82,461
Company common stock	236,233	—	236,233
Other	2,755	—	2,755

Total Investments at fair value	$901,457	$168,921	$1,070,378

Approximately $107,388,000 of funds classified as Level 1 investments for the year ended December 31, 2008 were transferred to Level 2 classification for the year ended December 31, 2009.
Certain prior period fund classifications have been reclassified to the current statement presentation.

Short-Term Investments
This category represents certain short-term fixed income securities and money market investments that are managed in a mutual fund. Pricing for the mutual fund is obtained from quoted prices in actively traded markets, and the fund is classified as a Level 1 asset.
Index Funds
This category includes equity and fixed income investments based upon financial market indexes. An index mutual or commingled fund principally holds the securities that comprise the index at any point in time. Index funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.
Equity funds
This category consists of actively managed mutual and commingled funds primarily holding large, mid and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.
Fixed Income
This category consists of actively managed mutual and commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.
Lifecycle
The category consists of commingled funds that modify their stock, bond, and money market asset allocations consistent with previously disclosed asset allocations intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.
Company Common Stock
DTE Energy common stock is obtained from quoted prices in actively traded markets and valued at the composite opening or closing price as reported on the New York Stock Exchange. The stock is classified as a Level 1 investment.
Other
The mutual fund invests directly or indirectly in equity, fixed income, money market and derivative security assets. The Other fund is a mutual fund that is priced based upon the individual securities held in the mutual fund and classified as a Level 1 asset.
NOTE 6 — DTE ENERGY STOCK FUND
Significant components of the changes in net assets available for plan benefits in 2009 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

(Thousands)
Additions To Net Assets Attributed to:
Net appreciation in fair value of investments in the Master Trust	$3,026
Dividends and interest	555
Interest on loans to Participants	17
Employer contributions	1,288
Participant contributions	394

Total Additions	5,280

(Thousands)
Deductions from Net Assets Attributed to:
Distributions and withdrawals	(850)
Net transfers from other sponsored plans	(52)
Other deductions	(1,014)

Total Deductions	(1,916)

Net Increase	3,364

Net Assets Available for Benefits
Beginning of year	12,439

End of year	$15,803

NOTE 7 — RELATED PARTY TRANSACTIONS
Certain Master Trust investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SUPPLEMENTAL SCHEDULE

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS
(Federal Employer Identification Number: 38-0478650; Plan Number: 004)
“SCHEDULE OF ASSETS (HELD AT END OF YEAR)”
(Form 5500, Schedule H, Item 4i)
December 31, 2009
(in Thousands)

Description of Investment
	Identity of Issue	(Including Rate of
Party- in-	Borrower, Lessor	Interest, Collateral and		Current
Interest	or Similar Party	Par or Maturity Value)	Cost	Value
*	Plan participants	Loan receivable, interest rates ranged from 4.25 percent to 9.25 percent during 2009	$-0-	$1,776

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

/S/ DOUGLAS A. GREEN
Douglas A. Green, Chair

June 17, 2010